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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------
                            SENIOR INCOME FUND L.P.
                           (NAME OF SUBJECT COMPANY)

                            SENIOR INCOME FUND L.P.
                       (NAME OF PERSON FILING STATEMENT)

                    Units of Limited Partnership Interests
                        (TITLE OF CLASS OF SECURITIES)

                                  820930 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ------------------------
                                 Moshe Braver
                            SENIOR INCOME FUND INC.
                     3 World Financial Center, 29th Floor
                           New York, New York  10285
                                (212) 526-3237

     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                   Copies to:

                             Patrick J. Foye, Esq.
                             SKADDEN, ARPS, SLATE,
                              MEAGHER & FLOM LLP
                               919 Third Avenue
                           New York, New York  10022
                                (212) 735-2274
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        ITEM 1.   SECURITY AND SUBJECT COMPANY

                  The subject company is Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Senior Income Fund Inc., a Delaware corporation (the "General Partner"). The address of the principal executive offices of each of the Partnership and the General Partner is 3 World Financial Center, 29th Floor, New York, New York 10285. The title of the class of equity securities to which this statement relates is the outstanding units of limited partnership interests ("Units").

        ITEM 2.   TENDER OFFER OF THE BIDDER

                  This statement relates to the unsolicited tender offer being made by LAVRA, Inc., a Delaware corporation and its parent, ARV Assisted Living, Inc. (together, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 23, 1996 (the "Schedule 14D-1"), to purchase from holders of Units ("Unitholders") any and all of the outstanding Units of the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Latest Offer"). Neither the Bidders nor any of their affiliates are affiliated with the Partnership or its General Partner and the Latest Offer was not solicited by the Partnership. The Schedule 14D-1 states that the principal place of business of the Bidders is located at 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626.

        ITEM 3.   IDENTITY AND BACKGROUND

                  (a)  The name and business address of the
        Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(1) The Partnership does not have any directors or executive officers. Pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the sole general partner responsible for the management of the Partnership's business is the General Partner. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership, its executive officers, directors or affiliates.

                  Pursuant to the Partnership Agreement, the General Partner and their affiliates have received or will receive certain types of compensation, fees, or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees were not determined in arms-length negotiations with the Partnership.

                  Pursuant to the Partnership Agreement, Net Cash Flow from Operations with respect to each fiscal year is distributed 99% to the Unitholders and 1% to the General Partner until such time as each Unitholder has received an amount equal to his or her Preferred Return (as defined in the Partnership Agreement). The Partnership's share of any remaining Net Cash Flow from Operations is distributed 95% to the Unitholders and 5% to the General Partner. Since 1993, the General Partner has received less than $15,000 per year in distributions, other than its allocable share, approximately $29,000, of the special distribution made on December 9, 1996.

                  Pursuant to the Partnership Agreement, Net Proceeds from Interim Capital Transactions are distributed 99% to the Unitholders and 1% to the General Partner until each Unitholder has received an amount equal to his unpaid Preferred Return and Unrecovered Capital (as defined therein). The Partnership's share of any remaining Net Proceeds from Interim Capital Transactions are distributed 95% to the Unitholders and 5% to the General Partner.

                  Pursuant to the Partnership Agreement, Net Proceeds upon Dissolution will be distributed in accordance with the partners' adjusted Capital Accounts (as defined in the Partnership Agreement). The Partnership's share of any remaining Net Proceeds upon Dissolution will be distributed 95% to the Unitholders and 5% to the General Partner.

                  The General Partner is reimbursed for certain out-of-pocket costs and expenses incurred in connection with the operation of the Partnership. The General Partner or its affiliates incurred administrative expenses of approximately $86,000, $61,000 and $54,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The General Partner or its affiliates were owed approximately $228,000, $215,000 and $207,000 at December 31, 1995, 1994 and 1993, respectively.

                  The General Partner, as general partner of the Partnership, is entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement.

                  (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Bidders, their executive officers, directors or affiliates.

        ITEM 4.   THE SOLICITATION OR RECOMMENDATION

                  (a) Following the announcement of the Latest Offer the General Partner reviewed and considered the Latest Offer and explored various possible alternative courses of action which might be available to the Partnership in response to the Latest Offer. THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE LATEST OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND RECOMMENDS THAT UNITHOLDERS REJECT IT.
        THE PARTNERSHIP BELIEVES THAT A PROPERLY CONDUCTED COMPETITIVE SALE OF ALL ITS ASSETS WILL MAXIMIZE THE VALUE OF THE UNITS AND ENABLE UNITHOLDERS TO REALIZE A LIQUIDATING CASH DISTRIBUTION IN AN AMOUNT IN EXCESS OF THE LATEST OFFER.

                  (b) The Partnership reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

                  (i) On November 8, 1996, the Bidders commenced the first of their offers for 42% of the Partnership's outstanding Units at a purchase price of $5.00 per Unit. On November 25, 1996, their offer was amended to increase the purchase price to $6.50 per Unit for 51% of the outstanding Units and to extend the offer from December 9 until December 13, 1996. Shortly thereafter, however, the Bidder's offer was reduced to $5.90 per Unit as a result of a $0.60 per Unit special cash distribution made to Unitholders by the Partnership on December 9. We considered the ARV Offer in accordance with our fiduciary duties and, in light of the facts then existing, recommended that you reject the offer because the price did not adequately reflect the inherent value of your Units. HOLDERS OF 92% OF THE PARTNERSHIP'S UNITS APPARENTLY DETERMINED THAT SUCH OFFER WAS INADEQUATE, REJECTED IT AND DID NOT TENDER THEIR UNITS.

                  (ii)   THE PARTNERSHIP BELIEVES THAT A PROPERLY
             CONDUCTED COMPETITIVE SALE OF ALL ITS ASSETS WILL
             MAXIMIZE THE VALUE OF THE UNITS AND ENABLE UNITHOLDERS TO REALIZE A LIQUIDATING CASH DISTRIBUTION IN AN AMOUNT IN EXCESS OF THE LATEST OFFER.

                  (iii) As previously disclosed, the General Partner is currently in the process of competitively marketing the Partnership's properties for sale. In this respect, the Partnership has retained the services of a licensed real estate broker experienced in the congregate care industry, CB Commercial Real Estate Group, Inc. ("CB Group"), to ensure the receipt of the highest obtainable offer. CB Group has entered into confidentiality agreements with interested parties pursuant to which it has delivered to them important information regarding the Partnership's properties. In addition, potential purchasers have toured the facilities. AS PREVIOUSLY ANNOUNCED, THE PARTNERSHIP HAS ALREADY RECEIVED A WRITTEN OFFER TO PURCHASE ALL OF THE PARTNERSHIP'S PROPERTIES AT A PURCHASE PRICE WHICH, IF REALIZED, WOULD RESULT IN A PER UNIT LIQUIDATING CASH DISTRIBUTION BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE LATEST OFFER.

                  (iv) The competitive sale of the Partnership's properties is open to all interested buyers who execute confidentiality agreements, including the Bidders, and should facilitate the Partnership obtaining the highest price for its assets. The Bidders, after learning of the Partnership's intentions to market the properties, are eager to purchase the Units rather than bid for the Partnership's assets with all other buyers in a competitive process because they are probably afraid that a competitive process could lead to a per Unit purchase price in excess of the Latest Offer. The Partnership believes that competitively marketing its properties will maximize the value of the Units, although there can be no assurance that any sale will be consummated or that any particular price can be obtained. This belief has been reinforced by the marketing process underway. All Unitholders who sell their Units in the Latest Offer will lose their right to receive the benefit of any distributions, including distributions from any sale of the Partnership's properties.

                  (v) In their offering material, the Bidders concede that "there is a conflict between the desire of the [Bidders] to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price." The Bidders also concede that they will seek to make themselves the operator of the Partnership's properties and pay themselves management fees which are currently payable to a third party operator unaffiliated with the Partnership. If these are the ways in which the Bidders are trying to maximize their investment, they may not be looking out for Unitholder's best interests if their tender offer is successful.

        ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

                  The Partnership has retained D.F. King & Co., Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the Latest Offer. The Partnership will pay D.F. King & Co., Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Latest Offer.

        ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES

                  (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. Except as described below, the Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partner's executive officers, directors, affiliates, or subsidiaries.

                  (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partner's executive officers, directors, affiliates, or subsidiaries owns any Units.

        ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                  COMPANY

                  (a) As previously disclosed, the General Partner is currently in the process of competitively marketing the Partnership's properties for sale. In this respect, the Partnership has retained the services of a licensed real estate broker experienced in the congregate care industry, CB Group, to ensure the receipt of the highest obtainable offer. CB Group has entered into confidentiality agreements with interested parties pursuant to which it has delivered to them important information regarding the Partnership's properties. In addition, potential purchasers have toured the facilities. AS PREVIOUSLY ANNOUNCED, THE PARTNERSHIP HAS ALREADY RECEIVED A WRITTEN OFFER TO PURCHASE ALL OF THE PARTNERSHIP'S PROPERTIES AT A PURCHASE PRICE WHICH, IF REALIZED, WOULD RESULT IN A PER UNIT LIQUIDATING CASH DISTRIBUTION BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE LATEST OFFER.

                  (b) The Partnership has determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreements that may result from any discussions or negotiations referred to above in this Item 7 might jeopardize the continuation of such discussions or negotiations and, accordingly, authorized and directed management not to make any such public disclosure unless and until an agreement in principle is reached.

                  There can be no assurance that any of the foregoing will result in any transaction being recommended to the Partnership or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may be dependent upon the future actions of the Bidders with respect to the Latest Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely effect or result in the withdrawal of the Latest Offer.

        ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

                  Acquisition of Interest in Property Partnership. As previously disclosed, on November 20, 1996, Shearson August Property Partnership, a California general partnership, which is the record owner of the Partnership's properties (the "Property Partnership"), and whose two partners are the Partnership and the successor to August Financial Partners II ("August"), agreed to acquire the partnership interest of August in the Property Partnership for $850,000. As a result of such purchase, the Property Partnership will be dissolved and all of its assets will be distributed to the Partnership. Accordingly, all sale proceeds received upon a sale of any property will be paid to the Partnership and no amount will be owed to August.

                  Cautionary Note Regarding Forward-Looking
        Statements. This Schedule 14D-9 and the accompanying letter to Unitholders contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts and which reflect numerous assumptions and involve a number of risks and uncertainties. Forward-looking statements contained in the foregoing include statements relating to the marketing and sale of the Partnership's properties and the occurrence and amount of any future distributions made in connection therewith by the Partnership. Among the factors which can cause actual results to materially differ from those expressed by the Partnership include, but are not limited to, changes in the local and national real estate markets, changes in interest rates, restrictions in financing, changes in the condition of the Partnership's properties, unanticipated expenditures, changes in local or national economic conditions, changes in environmental laws, changes in building codes, changes in other laws or regulations, changes in the competitive environment for congregate care facilities, other factors affecting the sale of real estate and other factors discussed from time to time in the Partnership's documents and reports filed with the Securities and Exchange Commission.

        ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

        (a)(1)         Form of letter from the Senior Income Fund L.P.
                       to Unitholders, dated January 6, 1997.

        (b)            Not Applicable.

        (c)            Not Applicable.


                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  January 6, 1997

                                 SENIOR INCOME FUND L.P.

                                    By: Senior Income Fund Inc.,
                                        its General Partner

                                      By: /s/  Moshe Braver
                                          --------------------------------
                                          Name:   Moshe Braver
                                          Title:  President



                                 EXHIBIT INDEX

         Exhibit                  Description                  Page

          (a)(1)   Form of letter from Senior Income Fund
                   L.P. to the Unitholders, dated January 6,
                   1997.